UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Early Results and Increase of its Capped Tender Offer with Respect to its 6.250% Senior Secured Notes Due 2022 and Completion of Sale of $750,000,000 5.25% Senior Secured Notes Due 2029

International Game Technology PLC (NYSE:IGT) ("IGT") today announced the results to date with respect to its capped offer to purchase for cash (the "Tender Offer") its 6.250% Senior Secured Notes due 2022 (the "Notes"). The terms and conditions of the Tender Offer are set forth in the offer to purchase dated June 8, 2020 (the "Offer to Purchase").

In addition, on June 19, 2020, IGT completed the sale of its $750,000,000 5.25% Senior Secured Notes due 2029 (the "New Notes"). IGT expects to use a portion of the net proceeds from the sale of the New Notes to fund the Tender Offer. The completion of the sale of the New Notes satisfied the Financing Condition (as defined in the Offer to Purchase).

As a result, IGT has exercised its discretion to increase the Maximum Tender Amount (as defined in the Offer to Purchase). As of 5:00 p.m., New York City time, on June 19, 2020 (the "Early Tender Time"), IGT has accepted for purchase $499,999,000 principal amount of Notes validly tendered and not validly withdrawn, with such Notes subject to proration with an Early Proration Factor (as defined in the Offer to Purchase) of 42.551% and adjustment as contemplated by the Offer to Purchase.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Early Results and Increase of its Capped Tender Offer with Respect to its 6.250% Senior Secured Notes Due 2022 and Completion of Sale of $750,000,000 5.25% Senior Secured Notes Due 2029,” dated June 22, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release “International Game Technology PLC Announces Early Results and Increase of its Capped Tender Offer with Respect to its 6.250% Senior Secured Notes Due 2022 and Completion of Sale of $750,000,000 5.25% Senior Secured Notes Due 2029,” dated June 22, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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